UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February 2004

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F   ☒     Form 40-F   ☐

(Indicate by check mark whether the registrant

by furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under

the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Other Matters to be Disclosed

Request for Cumulative Voting

O	There has been a request from minor shareholders to elect directors by using cumulative voting at the 22nd Annual General Meeting of Shareholders.

-	Request date: February 24, 2004

O	Date of relevant disclosure: the Company previously filed related Form 6-K with the Notice of the 22nd Annual General Meeting of Shareholders and A Reference in Exercising the Voting Rights on February 12, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 25, 2004

KT CORPORATION

By:	/s/ WHA JOON CHO

Name:	Wha Joon Cho
Title:	Managing Director